SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): December 29, 2014

Civeo Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-36246 (Commission File Number)	46-3831207 (I.R.S. Employer Identification No.)

Three Allen Center 333 Clay Street, Suite 4980 Houston, Texas 77002 (Address and zip code of principal executive offices)

Registrant’s telephone number, including area code: (713) 510-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 29, 2014, Civeo Corporation issued a press release. A copy of the press release is filed as Exhibit 99.1 hereto.

* * *

Forward Looking Statements

The foregoing contains forward-looking statements within the meaning of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that do not state historical facts and are, therefore, inherently subject to risks and uncertainties. The forward-looking statements included herein are based on then current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those forward-looking statements. Such risks and uncertainties include, among other things, risks associated with the general nature of the accommodations industry, risks associated with the level of supply and demand for oil, coal, natural gas, iron ore and other minerals, including the level of activity and developments in the Canadian oil sands, the level of demand for coal and other natural resources from Australia, and fluctuations in the current and future prices of oil, coal, natural gas, iron ore and other minerals, risks associated with the execution of the company's migration, including, among other things, risks associated with obtaining any required shareholder approval, successful refinancing of the company's debt and changes in tax laws or their interpretations, the implications, results and timing of the review by the board and the value creation committee regarding capital allocation and other matters, the ability to realize the anticipated benefits of these arrangements, the impact thereof on the company's relationships, including with employees, customers, competitors and investors, and other factors discussed in the "Business" and "Risk Factors" sections of the amended Form 10 (the "Form 10") filed by the company with the Securities and Exchange Commission ("SEC") on May 8, 2014, the company's subsequent SEC filings and the registration statement on the Form S-4 (the "Form S-4") to be filed by Civeo Canadian Holdings ULC, a subsidiary of the company ("Civeo Canada"), with the SEC in connection with the migration. Except as required by law, the company expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. In connection with the proposed migration, Civeo Canada will file with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Civeo Canada and a preliminary proxy statement of Civeo, and each of Civeo and Civeo Canada will be filing documents with the SEC which contain other relevant materials in connection with the proposed migration. A definitive proxy statement/prospectus will be mailed to the shareholders of Civeo once the registration statement has been declared effective by the SEC. INVESTORS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND ANY OTHER MATERIALS IF AND WHEN THEY BECOME AVAILABLE AND EFFECTIVE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MIGRATION AND CIVEO. Investors may obtain a free copy of the proxy statement/prospectus and other relevant documents (when available) filed and to be filed with the SEC from the SEC's web site at www.sec.gov or at Civeo's web site at www.civeo.com. Investors will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Civeo Corporation, 333 Clay Street, Suite 4980, Houston, TX 77002, telephone 713.510.2400.

Participants in Solicitation

Civeo Corporation and its directors and officers may be deemed to be participants in the solicitation of proxies from the company's shareholders in connection with the migration. Information about these persons is set forth in the Form 10, and will be included in the Form S-4 and in any documents subsequently filed by its directors and officers under the Securities Exchange Act of 1934, as amended. These documents can be obtained free of charge from the sources indicated above. Investors may obtain additional information regarding the interests of such persons, which may be different from those of Civeo's shareholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the migration to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(d)      Exhibits.

99.1	Press Release of Civeo Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 29, 2014

CIVEO CORPORATION

By:	/s/ Bradley J. Dodson
Name:	Bradley J. Dodson
Title:	President and Chief Executive Officer